Mail Stop 3561

August 8, 2007

Via U.S. Mail & Facsimile (303) 629-7610
Mr. David Murphy
President and Chief Executive Officer
Host America Corporation
Two Broadway
Hamden, CT 06518

      Re: **Host America Corporation**
               Amendment No. 1 to Preliminary Schedule 14A
               Filed July 25, 2007
               File No. 000-16196

Dear Mr. Murphy:

We have reviewed your filings and have the following comments.

General

1. We note your response to comment 2 from our letter of June 29, 2007, but we reissue it, in part. Please define the following technical terms when first used: "Shelter Island term loan" on page 10 and "Switchgear and Retrofit Contracts" on page 87.

Alternatives Considered by Management: Business Strategy, page 29

2. Please describe who Ardour Capital Group is and the role they played in this matter.

3. We note your response to comment 24 from our letter of June 29, 2007. Please describe the involvement, or lack thereof, of Messrs. Hayes, Rossomando, and Cerreta in the body of the registration statement itself and not just in your response letter. In particular, describe all material details of their participation in the consideration of possible insider buyers. Stating merely that they did participate in this regard is not sufficient.

Final Negotiations and Documentation, page 31

4. We note your response to comment 26 from our letter of June 29, 2007, but we reissue it, in part. Please revise your disclosure to include the specific "related party attributes of the agreements" that the audit committee approved. In addition, include in the registration statement the audit committee's findings about these attributes, as you did in your response letter.

Reasons for the Corporate Dining and Lindley Sales, page 32

5. We note your response to comment 28 from our letter of June 29, 2007, but we reissue it, in part. Please quantify for us the corporate dining liabilities that the Corporate Dining Buyer will not assume.

Opinion of our Financial Advisor Regarding the Fairness, page 49

6. We note the changes you have made in response to comment 31 from our letter of June 29, 2007. Please indicate why the Cost Approach is described on page 50 but Marshall & Stevens did not perform such an analysis for the sale of either Corporate Dining or Lindley Food Service.

7. In addition, please indicate why the selection of comparable companies in the Corporate Dining analysis was "based on discussions with management" (page 55) while the selection of comparable companies in the Lindley Food Service analysis was "based primarily on industry classification" (page 62).

Interests of Host's Management and Directors in the Asset Sale, page 66

8. We note your response to comment 37 from our letter of June 29, 2007. Please revise your disclosure further to provide the original dates of issuance and maturity dates of the promissory notes.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (303) 629-7610
        John Wills, Esq.
        Berenbaum, Weinshienk & Eason, PC